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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                        (Amendment No. __)


                         Celeritek, Inc.
                         ---------------
                        (Name of Issuer)

                          Common Stock
                          ------------
                 (Title of Class of Securities)

                            150926103
                            ---------
                         (CUSIP Number)

                        December 31, 2000
                        -----------------
     (Date of Event Which Requires Filing of This Statement)

          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [x]       Rule 13d-1(b)

          [ ]       Rule 13d-1(c)

          [ ]       Rule 13d-1(d)


          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP 150926103               SCHEDULE 13G                   Page 2 of 5



 1    Name of Reporting Person           BRICOLEUR CAPITAL MANAGEMENT LLC

      IRS Identification No. of Above Person                     13-40036

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]
                                                                 (b)  [ ]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization        Delaware, United States

   NUMBER OF        5    Sole Voting Power                        525,150
     SHARES
  BENEFICIALLY      6    Shared Voting Power                      293,171
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                   525,150
  PERSON WITH
                    8    Shared Dispositive Power                 293,171

 9    Aggregate Amount Beneficially Owned by Each
      Reporting Person                                            818,321

 10   Check Box if the Aggregate Amount in Row (9)
      Excludes Certain Shares                                         [ ]

 11   Percent of Class Represented by Amount in Row 9                6.9%

 12   Type of Reporting Person                                         IA

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CUSIP 150926103               SCHEDULE 13G                   Page 3 of 5


Item 1(a).  Name of Issuer.

        Celeritek, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices.

          3236 Scott Blvd.
          Santa Clara, CA  95054

Item 2(a).    Names of Persons Filing.

          Bricoleur Capital Management LLC ("Bricoleur")

Item 2(b).    Address of Principal Business Office or, if none,
              Residence.

          12230 El Camino Real, Suite 100
          San Diego, CA  92130

Item 2(c).    Citizenship.

          United States.

Item 2(d).  Title of Class of Securities.

          Common Stock

Item 2(e).    CUSIP Number.

          150926103

Item 3.   Type of Reporting Person.

          If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under
              section 15 of the Exchange Act;

          (b) [ ] Bank as defined in section 3(a)(6) of the Exchange Act;

          (c) [ ] Insurance company as defined in section
              3(a)(19) of the Exchange Act;

          (d) [ ] Investment company registered under
              section 8 of the Investment Company Act of 1940;

          (e) [x] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

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CUSIP 150926103               SCHEDULE 13G                   Page 4 of 5


          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) [ ] A savings associations as defined in
              Section 3(b) of the Federal Deposit Insurance Act;

          (i) [ ] A church plan that is excluded from the definition of an investment company under section
              3(c)(14) of the Investment Company Act of 1940;

          (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

          Reference is hereby made to Items 5-9 and 11 of page two
(2) of this Schedule 13G, which Items are incorporated by reference herein.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not Applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of
          Another Person.

          Bricoleur is filing this Schedule 13G because, as investment manager for certain accounts in which the securities reflected in Items 5-9 and 11 of page two (2) of this Schedule 13G (the Securities") are held, Bricoleur has been granted the authority to dispose of and vote those Securities. Each entity that owns an account has the right to receive or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Securities held in the account.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the
          Parent Holding Company.

          Not Applicable.

Item 8.   Identification and Classification of Members of the
          Group.

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.


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CUSIP 150926103               SCHEDULE 13G                   Page 5 of 5


Item 10.  Certification.

          By signing below, the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                            Signature

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                      BRICOLEUR CAPITAL MANAGEMENT LLC



                      By  /s/ Robert Poole
                          ______________________________________
                          Robert Poole, Chief Investment Officer


DATED: April 17, 2001